NEWS

Sequans Communications Announces
First Quarter 2021 Financial Results
PARIS - April 27, 2021 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Summary Results Table:

(in US$ millions, except share and per share data)	Q1 2021	Q4 2020	Q1 2020
Revenue	$12.3	$15.8	$8.8
Gross profit	6.2	7.1	4.5
Gross margin (%)	50.1%	45.1%	51.3%
Operating loss	(5.8)	(5.4)	(7.8)
Net loss	(11.4)	(11.3)	(15.3)
Diluted earnings per ADS	($0.33)	($0.36)	($0.64)
Non-IFRS diluted earnings per ADS (1)	($0.15)	($0.28)	($0.36)
Weighted average number of diluted ADS	34,664,779	31,044,769	23,904,935
(1) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3
"First quarter revenue grew by 40% year-over-year driven by significant gains in Massive IoT. Sequans continued to see strong momentum in our product revenue pipeline and design wins, particularly from solid demand in Massive IoT." said Georges Karam, CEO of Sequans. "On a sequential basis, our seasonally slower first quarter revenue was also impacted by supply chain constraints that delayed approximately $2 million of shipments, and the anticipated decline in demand for the modem we supply for the Verizon Jetpack. We continue to execute our long-term growth strategy on three fronts – continued growth in Massive IoT and CBRS IoT, expansion of our go-to-market channels, and ongoing development of our 5G product line. We remain committed to delivering our first 5G NR solution in 2022 and entering the next growth phase for our company."

Q2 2021 Outlook

The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially.

Despite the continued supply chain constraints for materials, and factoring in the risk related to the portable router business, management is targeting a 10% sequential increase in revenue.

First Quarter 2021 Financial and Operational Results Summary

Revenue for the first quarter was $12.3 million, a decrease of 22.0% compared to the fourth quarter of 2020 and an increase of 40.5% compared to the first quarter of 2020. The decrease from the prior fourth quarter was primarily due to the seasonally slower first quarter combined with delayed shipments related to supply chain constraints, while the increase in revenue year-over-year was primarily due to product shipments in the Massive IoT market.

Gross profit for the first quarter of 2021 was $6.2 million, a decrease from the prior quarter gross profit of $7.1 million and an increase from the prior year first quarter of $4.5 million. Gross margin for the first quarter of 2021 was 50.1% compared to 45.1% in the fourth quarter of 2020 and 51.3% in the first quarter of 2020. The sequential improvement in gross margin was primarily due to the increase in the product revenue mix from chip sales.

Operating loss was $5.8 million compared to $5.4 million in the fourth quarter of 2020 and $7.8 million in the first quarter of 2020. The year-over-year decline in operating loss was primarily due to the increase in revenue and a slight reduction in operating expenses.

Net loss was $11.4 million, or ($0.33) per diluted ADS, compared to $11.3 million, or ($0.36) per ADS, in the fourth quarter of 2020 and $15.3 million, or ($0.64) per ADS, in the first quarter of 2020.Net loss in the first quarter of 2021 includes a non-cash charge resulting from the change in the remaining embedded derivative fair value associated with the Company’s convertible notes, which includes the change in value of the tranches of convertible notes converted through their conversion dates, partially offset by a foreign exchange gain related to the revaluation of euro liabilities in the quarter.

Sequans reports first quarter 2021 financial results

Non-IFRS Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, the non-cash impact of convertible debt amendments, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $5.1 million, or ($0.15) per ADS, compared to $8.5 million, or ($0.28) per ADS in the fourth quarter of 2020, and $8.7 million, or ($0.36) per ADS, in the first quarter of 2020. The non-IFRS net loss includes foreign exchange gain of $1.4 million, or $0.04 per ADS, in the first quarter of 2021, versus a foreign exchange loss of $1.9 million, or ($0.06) per ADS, in the fourth quarter of 2020 and a foreign exchange gain of $0.7 million, or $0.03 per ADS, in the first quarter of 2020.

Cash: Cash, cash equivalents and short-term deposits at March 31, 2021 totaled $13.5 million compared to $18.5 million at December 31, 2020. The balance at March 31, 2021 excludes the $50 million of proceeds from the hybrid equity and convertible debt financing closed on April 9, 2021 and the $1.7 million in proceeds from a government grant received April 1, 2021, as well as the repayment of $18.8 million in convertible notes and other debt on April 14, 2021 and April 15, 2021.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2021 today, April 27, 2021 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13718024. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until May 11, 2021 by dialing toll free 844-512-2921 or +1 412-317-6671 from outside the U.S., using the following access code:13718024.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, expectations for Massive IoT and Broadband and Critical IoT sales, the impact of the coronavirus on our manufacturing operations, supply chain, and on customer demand, the impact of component shortages and manufacturing capacity, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2020, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the coronavirus on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiii) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans reports first quarter 2021 financial results

Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2021	December 31, 2020	March 31, 2020

Revenue :
Product revenue	$8,548	$12,064	$5,501
Other revenue	3,773	3,727	3,271
Total revenue	12,321	15,791	8,772
Cost of revenue
Cost of product revenue	5,691	8,183	3,897
Cost of other revenue	452	494	373
Total cost of revenue	6,143	8,677	4,270
Gross profit	6,178	7,114	4,502
Operating expenses :
Research and development	7,254	7,938	7,421
Sales and marketing	2,294	2,003	2,264
General and administrative	2,460	2,606	2,605

Total operating expenses	12,008	12,547	12,290
Operating loss	(5,830)	(5,433)	(7,788)
Financial income (expense):
Interest income (expense), net	(2,711)	(3,643)	(3,491)
Change in fair value of convertible debt derivative	(4,090)	111	(5,621)
Foreign exchange gain (loss)	1,358	(1,936)	675
Loss before income taxes	(11,273)	(10,901)	(14,826)
Income tax expense (benefit)	147	361	443
Loss	$(11,420)	$(11,262)	$(15,269)
Attributable to :
Shareholders of the parent	(11,420)	(11,262)	(15,269)
Minority interests	—	—	—
Basic loss per ADS	($0.33)	($0.36)	($0.64)
Diluted loss per ADS	($0.33)	($0.36)	($0.64)
Weighted average number of ADS used for computing:
— Basic	34,664,779	31,044,769	23,904,935
— Diluted	34,664,779	31,044,769	23,904,935

Sequans reports first quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	$9,086	$9,187
Intangible assets	27,771	25,312
Deposits and other receivables	3,303	588
Other non-current financial assets	369	386
Total non-current assets	40,529	35,473
Current assets
Inventories	4,621	6,225
Trade receivables	7,078	17,277
Contract assets	496	371
Prepaid expenses	1,190	962
Other receivables	7,728	3,264
Research tax credit receivable	5,224	5,110
Short-term deposits	—	10,900
Cash and cash equivalents	13,486	7,574
Total current assets	39,823	51,683
Total assets	$80,352	$87,156
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 141,774,810 shares authorized, issued and outstanding at March 31, 2021 (133,934,090 shares at December 31, 2020)	$3,459	$3,269
Share premium	288,714	276,560
Other capital reserves	53,223	46,677
Accumulated deficit	(374,629)	(363,209)
Other components of equity	(466)	(423)
Total equity	(29,699)	(37,126)
Non-current liabilities
Government grant advances, loans and other liabilities	14,548	11,203
Venture debt	638	2,172
Convertible debt	16,102	26,074
Convertible debt embedded derivative	9,951	12,395
Lease liabilities	4,092	4,762
Trade payables	646	851
Provisions	2,017	1,874
Deferred tax liabilities	20	19
Contract liabilities	599	2,397
Total non-current liabilities	48,613	61,747
Current liabilities
Trade payables	14,716	15,701
Interest-bearing receivables financing	11,026	14,228
Venture debt	5,964	6,104
Lease liabilities	1,202	1,014
Government grant advances and loans	6,134	3,867
Contract liabilities	12,894	13,145
Other current liabilities and provisions	9,502	8,476
Total current liabilities	61,438	62,535
Total equity and liabilities	$80,352	$87,156

Sequans reports first quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2021	2020
Operating activities
Loss before income taxes	$(11,273)	$(14,826)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	875	1,015
Amortization and impairment of intangible assets	1,895	1,180
Share-based payment expense	1,160	667
Increase in provisions	41	52
Interest expense, net	2,734	3,491
Change in the fair value of convertible debt embedded derivative	4,090	5,621
Convertible debt amendment	—	(1,399)
Foreign exchange loss (gain)	(1,115)	(545)
Bad debt expense	—	18
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	10,141	(1,669)
Decrease in inventories	1,604	518
Decrease (Increase) in research tax credit receivable	380	(490)
Increase in trade payables and other liabilities	208	1,402
Decrease in contract liabilities	(2,812)	(2,574)
Increase (Decrease) in government grant advances	1,390	(110)
Income tax paid	(120)	(76)
Net cash flow provided by (used in) operating activities	9,198	(7,725)
Investing activities
Purchase of intangible assets and property, plant and equipment	(3,610)	(943)
Capitalized development expenditures	(2,279)	(1,431)
Purchase of financial assets	(2,698)	(28)
Decrease of short-term deposit	10,900	—
Interest received	23	19
Net cash flow used in investments activities	2,336	(2,383)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	87	27
Proceeds (Repayment of) from interest-bearing receivables financing	(2,976)	2,504
Proceeds from interest-bearing research project financing	—	405
Payment of lease liabilities	(448)	(439)
Repayment of government loans	(121)	—
Repayment of venture debt	(1,460)	(811)
Repayment of interest-bearing research project financing	(181)	—
Interest paid	(533)	(537)
Net cash flows from financing activities	(5,632)	1,149
Net increase (decrease) in cash and cash equivalents	5,902	(8,959)
Net foreign exchange difference	10	(2)
Cash and cash equivalents at January 1	7,574	14,098
Cash and cash equivalents at end of the period	13,486	5,137

Sequans reports first quarter 2021 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2021	December 31, 2020	March 31, 2020
Net IFRS loss as reported	$(11,420)	$(11,262)	$(15,269)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,160	1,172	667
Non-cash change in the fair value of convertible debt embedded derivative	4,090	(111)	5,621
Non-cash interest on convertible debt and other financing (2)	1,085	1,663	1,294
Non-cash impact of deferred tax income (loss)	—	—	398
Non-cash impact of convertible debt amendment	—	—	(1,399)
	$(5,085)	$(8,538)	$(8,688)
IFRS basic loss per ADS as reported	($0.33)	($0.36)	($0.64)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.04	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	$0.12	$0.00	$0.24
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.04	$0.05
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	$0.02
Non-cash impact of convertible debt amendment	$0.00	$0.00	($0.06)
Non-IFRS basic loss per ADS	($0.15)	($0.28)	($0.36)
IFRS diluted loss per ADS	($0.33)	($0.36)	($0.64)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.04	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	$0.12	$0.00	$0.24
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.04	$0.05
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	$0.02
Non-cash impact of convertible debt amendment	$0.00	$0.00	($0.06)
Non-IFRS diluted loss per ADS	($0.15)	($0.28)	($0.36)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$15	$28	$5
Research and development	554	647	272
Sales and marketing	217	190	124
General and administrative	374	307	266
(2) Related to the difference between contractual and effective interest rates